Exhibit 99.3

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 Canada
T: +1.604. 331.8772 Toll Free 1.877.529.8475 F: +1.604.331.8773 E: info@oromin.com W: www.oromin.com

July 3, 2013

Dear Shareholders:

Your Board of Directors has determined that the Annual and Special General Meeting of Shareholders of Oromin Explorations Ltd. (the “Company”) that was to be held on July 17, 2013 at 10:00 a.m. will now be postponed to Wednesday, July 31, 2013 at 11:00 a.m. The location of the meeting will remain at the Oceanic Plaza Meeting Room – Pender Level, 1035 West Pender Street, Vancouver, British Columbia.

The reason for postponing the meeting is to ensure that the Company will have a current report on the status of the unsolicited take over bid that has been made by Teranga Gold Corporation.

If you have already submitted your vote by completing the Proxy Form sent with the original Notice of Meeting (by mail, telephone or internet accordingly to the instructions on the Proxy Form), no further action is required. If you have not submitted your vote, you will now have until 11:00 AM (Pacific Time) on Monday, July 29, 2013 to do so (by mail, telephone or internet accordingly to the instructions on the Proxy Form).

Sincerely,

OROMIN EXPLORATIONS LTD.

Signed “Chet Idziszek”

Chet Idziszek,
President and Chief Executive Officer

/ea